LETTERHEAD OF
LEV PHARMACEUTICALS, INC.
675 Third Avenue, Suite 2200
New York, New York 10017
TEL. (212) 682-3096
FACSIMILE (212) 682-2559

June 11, 2007

BY FAX (202) 772-9217 AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Riedler, Assistant Director

Company Name:	Lev Pharmaceuticals, Inc.
Type of Report:	Pre-Effective Amendment No. 1 to Form S-3
File Number:	SEC File No. 333-143196

Dear Mr. Riedler:

The undersigned are the Chief Executive Officer and Chief Financial Officer of Lev Pharmaceuticals, Inc. (the “Company”), which has filed a Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 with the Commission (Filing Number 333-143196).

Request is made that the effective date of the Registration Statement be accelerated and that such Registration Statement be declared effective as of 4:00 p.m. on June 13, 2007 or as soon thereafter as practicable.

It is therefore respectfully requested that favorable consideration be given by the Commission Staff for acceleration of the Registration Statement as requested herein.

The Company acknowledges that:

        •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comment on the Company’s filings.

Very truly yours,

LEV PHARMACEUTICALS, INC.

By: /s/ Joshua D. Schein, Ph.D. Joshua D. Schein, Ph.D. Chief Executive Officer	By: /s/ Douglas J. Beck Douglas J. Beck Chief Financial Officer